Exhibit 99.1

C3IS INC.

331 Kifissias Avenue

Kifissia 14561

Athens, Greece

August 29, 2025

Dear Stockholder:

You are cordially invited to attend the 2025 Annual Meeting of Stockholders of C3is Inc., which will be held on Wednesday, October 15, 2025 at 11:00 a.m. Greek local time at the Company’s offices at 331 Kifissias Avenue, Kifissia 14561 in Athens, Greece.

The following Notice of the 2025 Annual Meeting of Stockholders and 2025 Proxy Statement describe the items to be considered by the stockholders at the meeting.

We are pleased to provide our proxy materials to our stockholders over the Internet. On or about August 29, 2025, we will begin mailing a Notice of Internet Availability of Proxy Materials to stockholders informing them that our 2025 Proxy Statement, 2024 Annual Report and voting instructions are available online. As more fully described in that Notice, stockholders may choose to access our proxy materials on the Internet or may request to receive paper copies of the proxy materials. This allows us to conserve natural resources and reduces the costs of printing and distributing the proxy materials, while providing our stockholders with access to the proxy materials in a fast and efficient manner. If you request proxy materials by mail, the Notice of the 2025 Annual Meeting of Stockholders, 2025 Proxy Statement and proxy card or voting instruction card and 2024 Annual Report will be sent to you.

Whether or not you are able to attend the 2025 Annual Meeting in person, it is important that your shares be represented. You can vote your shares by using the Internet, by telephone, or by requesting a printed copy of the proxy materials and completing and returning by mail the proxy card or voting instruction card that you will receive in response to your request. Instructions on each of these voting methods are outlined in the enclosed Proxy Statement. Please vote as soon as possible.

We hope to see you on October 15th.

Sincerely,

Harry N. Vafias

Non-executive Chairman of the Board of Directors

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE

ANNUAL STOCKHOLDERS MEETING TO BE HELD ON OCTOBER 13, 2025

The Notice of Annual Meeting of Stockholders, Proxy Statement, proxy card or voting instruction form and the Company’s 2024 Annual Report to Stockholders are available at www.C3is.pro under the heading “Investor Relations-SEC Filings” or at www.proxyvote.com.

YOUR VOTE IS IMPORTANT.

IN ORDER TO ENSURE YOUR REPRESENTATION AT THE 2025 ANNUAL MEETING AND THAT A QUORUM WILL BE PRESENT, WE URGE YOU TO VOTE AS PROMPTLY AS POSSIBLE BY USING THE INTERNET, BY TELEPHONE, OR BY COMPLETING, SIGNING, DATING AND RETURNING YOUR PROXY CARD OR VOTING INSTRUCTION FORM. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. THE RETURN OF THIS PROXY CARD OR VOTING INSTRUCTION FORM WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE 2025 ANNUAL MEETING.

C3IS INC.

331 Kifissias Avenue

Kifissia 14561

Athens, Greece

NOTICE OF 2025 ANNUAL MEETING OF STOCKHOLDERS

To Be Held On Wednesday, October 15, 2025

NOTICE IS HEREBY GIVEN that the 2025 Annual Meeting of Stockholders of C3is Inc., a corporation incorporated in the Republic of the Marshall Islands, will be held at 11:00 a.m. Greek local time, Wednesday, October 15, 2025, at the Company’s offices at 331 Kifissias Avenue, Kifissia 14561 in Athens, Greece for the following purposes:

1. to elect one director to hold office until the annual meeting of stockholders in 2028 and such director’s successor has been duly elected and qualified;

2. to ratify the appointment of our independent auditors; and

3. to transact such other business as may properly come before the 2025 Annual Meeting and any adjournments or postponements thereof.

During the 2025 Annual Meeting, management also will discuss our financial results for the year ended December 31, 2024. Copies of our audited consolidated financial statements are contained in our 2024 Annual Report to Stockholders, which is being made available to stockholders together with the accompanying proxy statement. Our 2024 Annual Report to Stockholders is also available on our website at www.C3is.pro under the heading “Investor Relations-SEC Filings” or at www.proxyvote.com.

Only holders of record of shares of our common stock, par value $0.01 per share, and Series A Convertible Preferred Stock, par value $0.01 per share, at the close of business on August 18, 2025 will be entitled to receive notice of, and to vote at, the 2025 Annual Meeting and at any adjournments or postponements thereof.

You are cordially invited to attend the 2025 Annual Meeting. Whether or not you expect to attend the 2025 Annual Meeting in person, please vote your shares by using the Internet, by telephone, or by completing and returning by mail, in the envelope provided, the proxy card or voting instruction form, which is being solicited on behalf of our Board of Directors. The proxy card or voting instruction form shows the form in which your shares of stock are registered. Your signature must be in the same form. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction form does not affect your right to vote in person, should you decide to attend the 2025 Annual Meeting. We look forward to seeing you.

By Order of the Board of Directors

Harry N. Vafias

Non-executive Chairman of the Board of Directors

Athens, Greece

August 29, 2025

C3IS INC.

331 Kifissias Avenue

Kifissia 14561

Athens, Greece

PROXY STATEMENT FOR THE 2025 ANNUAL MEETING OF STOCKHOLDERS

To be held on Wednesday, October 15, 2025

This Proxy Statement is furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors of C3is Inc., a corporation incorporated in the Republic of the Marshall Islands, for use at the 2025 Annual Meeting of Stockholders of the Company to be held at 11:00 a.m. Greek local time, Wednesday, October 15, 2025, at the Company’s offices at 331 Kifissias Avenue, Kifissia 14561 in Athens, Greece and at any adjournments or postponements thereof.

On or about August 29, 2025, we will begin mailing a Notice of Internet Availability of Proxy Materials to stockholders informing them that our 2025 Proxy Statement, 2024 Annual Report and voting instructions are available online.

VOTING METHODS

Internet Voting

All stockholders of record and street name holders may vote on the Internet by accessing the following website address: http://www.proxyvote.com.

Telephone Voting

All stockholders of record may vote by calling the following toll-free telephone number: 1-800-690-6903. Please follow the voice prompts.

If you are a street name holder, and you requested to receive printed proxy materials, you may vote by telephone if your bank or broker makes that method available to you in the voting instruction form enclosed with the proxy materials that your bank or broker sends you.

Vote by Mail

If you receive a printed copy of the proxy materials, you can vote by completing the accompanying proxy card or voting instruction form and returning it in the return envelope provided. If you receive a Notice, you can request a printed copy of the proxy materials by following the instructions contained in the Notice. If you vote by Internet or telephone, you do not need to return your proxy card or voting instruction form.

Stockholders of Record and Beneficial Owners

If your shares are registered directly in your name on the books of the Company maintained with the Company’s transfer agent, Equiniti Trust Company, LLC, you are considered the “stockholder of record” of those shares and, if you request to receive a paper copy of them, the proxy materials will be mailed directly to you.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name (also called a “street name” holder) and, if you request to receive a paper copy of them, the proxy materials will be forwarded to you by your broker, bank or nominee. As a beneficial owner, you have the right to direct your broker, bank or other nominee how to vote and are also invited to attend the 2025 Annual Meeting. However, since you are not a stockholder of record, you may not vote these shares in person at the 2025 Annual Meeting unless you bring with you a legal proxy from the stockholder of record. A legal proxy may be obtained from your broker, bank or other nominee.

VOTING OF PROXY, REVOCATION

A proxy that is properly executed, whether on the Internet, by telephone or by mail and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (i) for the election of the nominee for director described herein, (ii) for the ratification of the appointment of our independent auditors and (iii) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2025 Annual Meeting or any adjournments or postponements thereof.

Any stockholder who votes by using the Internet, by telephone or by completing and returning by mail the proxy card or voting instruction form may revoke it at any time before it is exercised by (i) delivering written notice to our Secretary of its revocation, (ii) executing and delivering to our Secretary a later dated proxy by using the Internet, by telephone or by mail, or (iii) appearing in person at the 2025 Annual Meeting and expressing a desire to vote his, her or its shares in person. You may not revoke a proxy merely by attending the 2025 Annual Meeting. To revoke a proxy, you must take one of the actions described above.

EXPENSES OF SOLICITATION

The expenses of the preparation of proxy materials and the solicitation of proxies for the 2025 Annual Meeting will be borne by us. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically or other means, or by our directors, officers and regular employees who will not receive additional compensation for such solicitations. If you choose to vote on the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. Although there is no formal agreement to do so, we will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy soliciting materials to the beneficial owners of our common stock and Series A Convertible Preferred Stock.

VOTING SECURITIES

Holders of our common stock and Series A Convertible Preferred Stock as of the close of business on August 18, 2025 will be entitled to notice of, and to vote at, the 2025 Annual Meeting or any adjournments or postponements thereof. On that date there were (1) 923,943 shares of our common stock outstanding, the holders of which are entitled to one vote for each share registered in their names with respect to each matter to be voted on at the 2025 Annual Meeting and (2) 600,000 shares of Series A Convertible Preferred Stock, with an aggregate liquidation preference of $15,000,000 and a conversion price of $3.0391, outstanding, the holder of which is entitled to 30 votes for each share of common stock into which the Series A Convertible Preferred Stock registered in their name is convertible with respect to each matter to be voted on at the 2025 Annual Meeting; provided, that the holder of Series A Convertible Preferred Stock may not exercise voting rights that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series A Convertible Preferred Stock, Common Stock or otherwise) exceeding 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of stockholders of the Company. The holders of common stock and Series A Convertible Preferred Stock shall vote on the proposals as a single class. The presence in person or by proxy (regardless of whether the proxy has authority to vote on all matters) of stockholders of record holding one-third of the total voting rights of shares entitled to vote at the 2025 Annual Meeting will constitute a quorum at the 2025 Annual Meeting.

Assuming that a quorum is present at the 2025 Annual Meeting, the directors will be elected by a plurality of votes cast. There is no provision for cumulative voting. Approval of other items at the 2025 Annual Meeting will require the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes will not affect the election of the directors or the outcome of the vote on other proposals.

PROPOSAL ONE — ELECTION OF DIRECTOR

Our Board currently consists of four directors. Under our Amended and Restated Articles of Incorporation, the directors are divided into three classes, one of which is elected each year, with each director elected holding office for a three-year term and until his respective successor is duly elected and qualified. Our Board of Directors has determined that John Kostoyannis and George Xiradakis are each independent, as neither of them have any relationship or have had any transaction with us which the Board believes would compromise their independence.

Dr. Diamantis Andriotis is the Class I director whose term expires this year. Dr. Andriotis is standing for election as a director at the 2025 Annual Meeting and, if elected, will serve a three-year term expiring at the annual meeting of our stockholders in 2028. Dr. Andriotis has consented to be named herein and to serve if elected. We do not know of anything that would preclude the nominee from serving if elected. If the nominee becomes unable to stand for election as a director at the 2025 Annual Meeting, an event not anticipated by the Board, the proxy may be voted for a substitute designated by the Board. The identity and a brief biography of the nominee for director and each continuing director is set forth below.

The Board recommends that stockholders vote FOR the following nominee for director.

NOMINEE FOR ELECTION

Name	Age(1)	Positions	Director Since
Dr. Diamantis Andriotis	43	Chief Executive Officer, President and Class I Director — Term to Expire in 2028	2022

DIRECTORS CONTINUING IN OFFICE

Name	Age (1)	Positions	Director Since
John Kostoyannis	58	Class II Director — Term to Expire in 2027 (2)	2023
Harry N. Vafias	47	Non-Executive Chairman, Class III Director — Term to Expire in 2026	2022
George Xiradakis	60	Class III Director — Term to Expire in 2026(2)	2023

(1)	As of July 1, 2025.
(2)	Member of the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee.

Nominee for Election

The Board of Directors has nominated the following individual to serve as director:

Class I Director

Dr. Diamantis Andriotis

Dr. Diamantis Andriotis has been our Chief Executive Officer, President and a member of the Board of Directors of our company since its inception in July 2022. Since 2008, Dr. Andriotis has worked for Stealth Maritime Corporation SA, where he holds the position of the Chief Executive Officer, and since 2014 he has been the Chief Technical Officer of StealthGas Inc. He has actively participated in the design of several new ships towards improved efficiency, reduced environmental footprint and maximizing operability as well as compliance with chartering requirements. Working for Vafias family companies he has contributed to the expansion of the fleet having gained extensive experience in every aspect of ship management. Dr. Andriotis studied Mechanical Engineering at City University, London. His Doctorate degree, under sponsorship by the world’s largest marine engine manufacturer, MAN B&W, involved experimental and numerical investigations of Diesel Engine fuel systems. During and after his Ph.D., he performed research at City University for various companies including Caterpillar (USA) and participated to various projects like the DTi project for the design of radically low emission diesel fuels. Dr. Andriotis is an active member of the committees of the leading classification societies as well as other shipping industry organizations.

Directors Continuing in Office

The following directors will continue in office:

Class II Director

John Kostoyannis

Director

John Kostoyannis has served on our Board of Directors since June 2023. He has also been a member of the Board of Directors of Imperial Petroleum Inc. since 2021 and StealthGas Inc. since 2010. Mr. Kostoyannis is a Managing Director at Allied Shipbroking Inc., a leading shipbroking house in Greece, providing Sale and Purchase and Chartering services in the shipping industry. Before joining Allied Shipbroking, from 1991 until September 2001, Mr. Kostoyannis worked in several prominent shipbroking houses in London and Piraeus. He is a member of the Hellenic Shipbrokers Association. Mr. Kostoyannis graduated from the City of London Polytechnic in 1988 where he studied Shipping and Economics.

Class III Director

Harry N. Vafias

Non-executive Chairman of the Board of Directors

Harry N. Vafias is Non-executive Chairman of the Board of our company. He has also been Chairman of the Board of Directors and Chief Executive Officer and President of Imperial Petroleum Inc., which is listed on the Nasdaq Capital Market, since its inception in May 2021 and the President and Chief Executive Officer and a member of the Board of Directors of StealthGas Inc., which is listed on the Nasdaq Global Select Market, since its inception in December 2004 and its Chief Financial Officer since January 2014. Mr. Vafias has been actively involved in the drybulk, tanker and gas shipping industry since 1999. Mr. Vafias worked at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world’s largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Stealth Maritime and Brave Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Brave Maritime and served as manager for the sale and purchase departments of both Stealth Maritime and Brave Maritime. Mr. Vafias graduated from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a Master’s Degree in Shipping, Trade and Transport.

Class III Director

George Xiradakis

George Xiradakis has served on our Board of Directors since June 2023. He has also been a member of the Board of Directors of Imperial Petroleum Inc. since 2021. Mr. Xiradakis is the founder and Managing Director of XRTC Business Consultants Ltd. (“XRTC”) (January 1999). The company was established in order to represent financial institutions in the Greek territory and initially acted as the exclusive Shipping Representative of Credit Lyonnais Group in Greece. XRTC expanded its scope as Financial and Advisor Consultant for Greek Shipping,

offering its services in national and International Institutions and Organizations. From February 2005 to 2008, XRTC acted as shipping finance consultant of the French banking group NATIXIS. He is also the General Secretary of the Association of Banking and Financial Executives of Hellenic Shipping, Vice President of China Hellenic Chamber (HCCI), Vice President (International and Financial Relations) of the China-Greece Association. He served as the President of the International Propeller Club, Port of Piraeus from 2013 to 2019 and he acted as a VP of the International Propeller Club of the United States. He is now Emeritus President of International Propeller Club, Port of Piraeus, Emeritus Member of The Piraeus Chamber of Commerce & Industry, Member of the Mediterranean Committee of China Classification Society, Piraeus Marine Club, Hellenic Maritime Museum and Hellas Liberty Floating Museum. He has also been a Board Member of other US listed shipping companies.

PROPOSAL TWO — RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Appointment of Auditors

The Audit Committee of the Board, subject to the approval of our stockholders, has appointed the firm of Deloitte Certified Public Accountants S.A., independent registered public accounting firm, as auditors of the Company for the year ending December 31, 2025. The Board recommends approval by our stockholders of the appointment of Deloitte Certified Public Accountants S.A. as our auditors for the fiscal year ending December 31, 2025.

Representatives of Deloitte Certified Public Accountants S.A. are expected to be present at the 2025 Annual Meeting. They will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from stockholders. Deloitte Certified Public Accountants S.A. has been our independent auditors since our inception in 2022 and, by virtue of their familiarity with our affairs and their qualifications, are considered qualified to perform this important function.

Principal Accounting Fees and Services

Deloitte Certified Public Accountants S.A. (“Deloitte”), an independent registered public accounting firm, has audited our annual financial statements for fiscal years ending 2023 and 2024 acting as our independent auditor since our inception in 2022. All services provided by Deloitte were pre-approved by the Audit Committee. Those services provided before the completion of our Spin-Off from Imperial Petroleum Inc. on June 21, 2023, were pre-approved by the Audit Committee of Imperial Petroleum Inc.

The table below sets forth the total amount billed and accrued for Deloitte for services performed in 2023 and 2024 and breaks down these amounts by the category of service (in thousands):

	2023	2024
Audit fees	$203	$205
Assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$203	$205

Audit fees

Audit fees represent compensation for professional services rendered for (i) the audit of our annual financial statements, (ii) the review of our quarterly financial information and (iii) audit services provided in connection with filing of registration statements and related consents and comfort letters and other audit services required for SEC or other regulatory filings.

Assurance / Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2023 or 2024.

Tax Fees

Deloitte did not provide any tax services in 2023 or 2024.

All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2023 or 2024.

Non-audit services

The Audit Committee of our Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.

Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. Approval for other permitted non-audit services has to be sought on an ad hoc basis. Where no Audit Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Audit Committee subject to confirmation at the next meeting.

The Audit Committee and the Board of Directors recommend that the stockholders vote FOR the ratification of the appointment of Deloitte Certified Public Accountants S.A. as our independent auditors for the fiscal year ending December 31, 2025.

OTHER MATTERS

Registered and Principal Executive Offices

Our registered address in the Republic of The Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Marshall Islands MH96960. Our principal executive offices are located at 331 Kifissias Avenue, Kifissia 14561 Athens, Greece and our telephone number at that address is + 30 210 625 0001. Our corporate website address is http://www.C3is.pro.

U.S. Securities and Exchange Commission Reports

Copies of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the SEC, are available to stockholders free of charge on the Company’s website at www.C3is.pro under the heading “Investor Relations” or by writing to the attention of Dr. Diamantis Andriotis, President and Chief Executive Officer, C3is Inc. at 331 Kifissias Avenue, Kifissia 14561 Athens, Greece.

General

The enclosed proxy is solicited on behalf of the Company’s Board of Directors. Unless otherwise directed, proxies held by Diamantis Andriotis, our President and Chief Executive Officer, or Nina Pyndiah, our Chief Financial Officer, will be voted at the 2025 Annual Meeting or any adjournments or postponements thereof FOR the election of the director nominee to the Board named on the proxy card or voting instruction form and FOR the ratification of the appointment of the independent auditors. If any matter other than those described in this Proxy Statement properly comes before the 2025 Annual Meeting, or with respect to any adjournments or postponements thereof, the proxies will vote the shares of common stock and Series A Convertible Preferred Stock represented by such proxies in accordance with their best judgment.

Please vote all of your shares. Beneficial stockholders sharing an address who are receiving multiple copies of the proxy materials and Annual Report to Stockholders should contact their broker, bank or other nominee to request that in the future only a single copy of each document be mailed to all stockholders at the shared address.

In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the Proxy Statement and Annual Report to Stockholders to multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders. We will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement and Annual Report to Stockholders to a stockholder at a shared address to which a single copy of the documents was delivered. Stockholders who wish to receive a separate copy of the Proxy Statement and Annual Report to Stockholders, now or in the future, should submit their request to us by telephone at + 30 210 625 0001 or by submitting a written request to C3is Inc. at 331 Kifissias Avenue, Kifissia 14561 Athens, Greece.